400 Collins Road NE
Cedar Rapids, Iowa 52498

May 5, 2010

Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Your letter dated April 7, 2010 (the Comment Letter)
Regarding Rockwell Collins, Inc.
File No. 001-16445
Form 10-K: For the fiscal year ended October 2, 2009 (our Form 10-K)
Form 10-Q: For the quarterly period ended December 31, 2009
Schedule 14A filed December 23, 2009

Dear Mr. Shenk:

On behalf of Rockwell Collins, Inc. (the Company), we respond to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) dated April 7, 2010 with respect to the above referenced filings.  Our response to the Comment Letter is being submitted on May 5, 2010 in accordance with the revised due date previously agreed to with Mr. Jeffrey Sears.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither Staff comments nor changes in our disclosure in response to Staff comments preclude the Commission from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold text.  The Company’s responses are presented below each comment under the heading “Response.”

Form 10-K:  For the fiscal year ended October 2, 2009

Item 1A. Risk Factors, page 8

1.           Please remove the statement that "Our business, financial condition, operating results and cash flows can be impacted by a number of factors, many of which are beyond our control, including but not limited to those set forth below and elsewhere in this Annual Report on Form 10-K..."  In future filings, please remove this language as it suggests known material risks have not been disclosed.

Response:

We note the Staff’s comment and confirm that we will modify this statement in our future Form 10-K filings to make clear the risk factors presented constitute our most significant risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

2.           Please refer to your MD&A disclosure regarding both your "Consolidated Financial Results" and "Segment Financial Results." We note that while you appear to have identified the factors that materially impacted (i) your company's consolidated sales and costs and (ii) each segment's sales and "operating earnings,” you have provided only limited quantification of the actual financial impact of those factors. In this regard, please revise your disclosure to quantify the financial impact of each factor that has materially affected either your consolidated results or your segment results.

Response:

We acknowledge the Staff’s comment and confirm that our future MD&A disclosures will quantify factors that materially impact our Consolidated and Segment Financial Results.  In addition, to facilitate our MD&A discussion, we will revise our MD&A disclosure of Commercial Systems sales based on the type of product or service by quantifying the portion of Original Equipment and Aftermarket sales that relate to each of the Air Transport and Business and Regional product categories.  We provided such quantification and revised MD&A disclosures in our Form 10-Q for the quarterly period ended March 31, 2010 which was filed on April 23, 2010.

For your convenience, Appendix A to this response includes a portion of our MD&A disclosures regarding Commercial Systems segment sales that was included on page 25 of  our Form 10-Q for the quarterly period ended March 31, 2010 as filed on April 23, 2010.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Shareowners’ Equity, page 44

3.           Please tell us why “Shares issued under stock option and benefit plans” have been recognized as a reduction to retained earnings.  In this regard, tell us the nature of the shares issued and clarify whether or not the issuance of such shares ever results in a reduction to your reported income.  As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Response:

The following is an excerpt from the Company’s fiscal year 2009 Consolidated Statement of Shareowners’ Equity included on page 44 of our Form 10-K:

	Year Ended September 30
(in $ Millions)	2009	2008	2007
Retained Earnings
Beginning balance	$2,058	$1,533	$1,105
Net income	594	678	585
Cash dividends	(152)	(129)	(107)
Shares issued under stock option and benefit plans	(56)	(19)	(45)
Defined benefit plans remeasurement adjustment	-	-	(5)
Change in accounting for tax contingencies	-	(5)	-
Ending balance	$2,444	$2,058	$1,533

As shown in the table above, the Company recorded a reduction to retained earnings related to “Shares issued under stock option and benefit plans” of $56 million, $19 million, and $45 million for 2009, 2008, and 2007, respectively.  This reduction to retained earnings relates to shares of the Company’s common stock reissued from treasury stock for each of the following:

-	Defined contribution employee savings plans 401(k) match (401(k) match)

-	Exercises of stock options and issuance of other stock-based compensation awards, such as restricted stock (collectively referred to as stock-based compensation awards)

-	Employee Stock Purchase Plan (ESPP)

While our reported net income is certainly reduced by the expense associated with the 401(k) match and stock-based compensation awards, the reissuance of shares from treasury stock for each of the above items does not separately result in a reduction to reported net income.  Compensation expense applicable to the employee benefit arrangements referred to above is recorded in accordance with the appropriate authoritative guidance for such arrangements as explained below.

(1) Expense related to 401(k) match:

As disclosed in Note 11 to the fiscal year 2009 Consolidated Financial Statements (page 63 in our Form 10-K), the Company sponsors defined contribution savings plans that are available to the majority of its employees.  The Company matches a percentage of employee contributions, up to certain limits, using our common stock.

The Company’s expense related to the defined contribution savings plans for 2009, 2008, and 2007 was $88 million, $90 million, and $75 million, respectively, as disclosed in Note 11 referenced above.  This expense is recorded as incurred over the applicable payroll period (e.g., as employees provide services to the Company and as the Company’s obligation for the 401(k) match is incurred).  While the Company’s 401(k) match results in expense, the reissuance of shares from treasury stock for the 401(k) match does not separately result in a reduction to net income.

(2) Expense related to Stock-based compensation awards:

The Company’s stock-based compensation program is described in Note 13 to the fiscal year 2009 Consolidated Financial Statements in our Form 10-K.  As disclosed in Note 13 (page 65), we recognize stock-based compensation expense on a straight-line basis over the requisite service period, in accordance with Accounting Standards Codification (ASC) 780 Stock Based Compensation (formerly Financial Accounting Standard No. 123R [FAS 123R], Share-Based Payment).  The Company recorded stock-based compensation expense of $18 million, $19 million, and $17 million for 2009, 2008, and 2007, respectively.  While the stock-based compensation awards result in expense, the reissuance of shares from treasury stock for stock-based compensation awards does not separately result in a reduction to net income.

(3) Accounting treatment for ESPP:

As disclosed in Note 11 to the fiscal year 2009 Consolidated Financial Statements (page 63 in our Form 10-K), the Company offers an ESPP which allows employees to have a portion of their base compensation withheld to purchase the Company’s common stock each month at 95 percent of the fair market value on the last day of the month.  The ESPP is considered a non-compensatory plan in accordance with ASC 718-50-25-1 (formerly paragraph 12 of FAS 123R); accordingly, no compensation expense is recorded in connection with this employee benefit, as disclosed in Note 11 (page 63).

Issuance of shares from Treasury Stock for items above

The Company repurchases shares of common stock from the market and accounts for treasury share repurchases using an average cost method.  As of September 30, 2009, the Company had 26.7 million shares held in treasury at a value of $1,469 million.  The average carrying value of our treasury stock as of September 30, 2009 was approximately $55.00 per share.  Note 12 to our fiscal year 2009 Consolidated Financial Statements in our Form 10-K provides further details surrounding treasury stock repurchases (page 64).

As previously stated, shares are reissued from treasury stock for the 401(k) match, stock-based compensation awards, and the ESPP.  “Losses” due to these issuances (for example, fair value of the Company’s common stock on date of issuance to the 401(k) is less than the carrying value of shares issued from treasury) are recognized as a reduction to additional paid in capital (APIC) to the extent of previous “gains.”  Once previous “gains” to APIC have been fully depleted, further “losses” are recognized as a reduction to retained earnings in accordance with ASC 505-30-30-10, “Equity – Treasury Stock” (formerly Chapter 1, Section B, paragraph 7 of Accounting Research Bulletin Number 43) which states the following:

30-10
Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.

The Company’s average treasury stock carrying value of approximately $55.00 per share generally exceeded the Company’s average stock price for most of 2009 and this resulted in a reduction to retained earnings for shares issued out of treasury stock for the 401(k) match, stock-based compensation awards, and the ESPP.

We believe our treatment is in accordance with ASC 505-30-30-10.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page 45

4.           Please tell us and expand your footnote to disclose your accounting policies related to the recognition of foreign currency translation gains and/or losses and foreign currency transaction gains and/or losses.

Response:

We confirm that we account for foreign currency translation gains and losses and foreign currency transaction gains and losses in accordance with ASC Topic 830 Foreign Currency Matters.  In response to the Staff’s comment, we will provide disclosure in Note 2 (Significant Accounting Policies footnote) to the consolidated financial statements in our 2010 Form 10-K that describes our accounting policies related to foreign currency.  Depending on the facts in existence at the time that our 2010 Form 10-K is filed, we expect our disclosure to read substantially as follows:

Foreign Currency Translation and Transactions
The functional currency for significant subsidiaries operating outside the United States is the local currency.  Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate at the balance sheet date.  Sales, costs and expenses are translated at the average exchange rates in effect during the period.  Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Income (Loss) within the Consolidated Statement of Shareowners’ Equity.

Foreign exchange transaction gains and losses due to the remeasurement of account balances in foreign currencies are included within the Consolidated Statement of Operations and were not material to the Company’s results of operations for 2010, 2009 and 2008.

Form 10-Q :  For the quarterly period ended December 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

5.           Please refer to your MD&A disclosure regarding your company's consolidated results of operations. We believe that it may be appropriate for you to provide a more complete analysis of the costs incurred for each of your comparable reporting periods. While we acknowledge that the expense amounts reported directly on your statements of operations were substantially flat for your comparable reporting periods, your current disclosure does not provide enough information for readers to determine whether the material cost components that comprise those reported amounts have fluctuated between the reporting periods. For example, it appears that during the first quarter of fiscal year 2010, research and development ("R&D") costs, which typically represent a significant portion of your reported ''product cost of sales," may have increased for your Government Systems segment and decreased for your Commercial Systems segment. However, it is unclear whether R&D costs, or other material components of product cost of sales, fluctuated on a consolidated basis.  In this regard, please expand your MD&A disclosure to analyze the significant cost components that comprise each material expense caption presented on the face of your statement of operations, or advise.  In addition, given that R&D costs have typically represented a significant portion of the total costs incurred/recognized by your company, consider whether it would be appropriate for your quarterly MD&A disclosure to include a more detailed analysis of such costs, similar to that which is provided in your annual report on Form 10-K.  Please advise or revise.

Response:

We acknowledge the Staff’s comment and confirm that we will revise future MD&A disclosures to analyze significant cost components that comprise the material expense captions presented on the face of our condensed consolidated statement of operations.  In addition, we will include in our quarterly MD&A disclosure in future filings a more detailed analysis of selling, general, and administrative expenses, and cost of sales, including R&D costs, similar to that which is provided in our annual report on Form 10-K.

We incorporated the foregoing changes into our Form 10-Q for the quarterly period ended March 31, 2010 which was filed on April 23, 2010.  For your convenience, Appendix B to this response includes an excerpt from page 23 of our recently filed Form 10-Q that illustrates these changes.

6.           Please refer to your MD&A disclosure regarding your segments' financial results. We note that for each segment, you have identified the various expense categories (e.g., defined benefit pension expense, research and development expense, and selling, general, and administrative expense) for which costs have fluctuated for your comparable reporting periods. However, you have not quantified those fluctuations or discussed the underlying reasons for the fluctuations. Please expand your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and confirm that we will include in our future MD&A disclosures the quantifications and reasons for cost fluctuations that materially impact our Consolidated and Segment Financial Results.

For your convenience, Appendix C to this response includes an example of segment operating earnings for our Commercial Systems segment from page 26 of our Form 10-Q for the quarterly period ended March 31, 2010 as filed on April 23, 2010.

Financial Condition and Liquidity

Cash Flow Summary

Operating Activities, page 26

7.           We note that your MD&A disclosure does not discuss or analyze your company's cash flows from operations, or changes thereto, in terms of cash receipts and cash disbursements. In this regard, we note that references to (i) the changes in your working capital condition/performance and (ii) the fluctuations in specific balance sheet accounts (i.e., the reconciling items identified on the face of your statements of cash flows) may not sufficiently explain the changes in your actual cash receipts and cash disbursements, since you prepare your statements of cash flows using the indirect method. Similarly, we note that references to the change in your reported net income may not adequately explain changes in your reported cash flows from operations, since your net income is recognized based upon the accrual method of accounting. As an example, we note that although your reported net income declined by approximately $30 million for the first quarter of fiscal year 2010, as compared to the first quarter of fiscal year 2009, your net cash flows from operations increased by approximately $63 million for the first quarter of fiscal year 2010, as compared to the first quarter of fiscal year 2009.

In addition, we note that the timing of revenue and expense recognition under your long-term contracts may not necessarily correspond with the timing of cash receipts and disbursements under such contracts. For example, it would appear that the period of cash expenditures related to pre-production engineering and life-time buys could differ significantly from the period in which such costs are recognized in your income statement. Similarly, the period in which you recognize revenue under your long term contracts may differ from the period in which amounts are billed and/or collected under the terms of your contracts.

Based upon the observations noted above, we believe that you should revise your discussion and comparative analysis of your company’s cash flows from operations to place a greater emphasis on your company’s actual cash expenditures and cash receipts.  In this regard, we believe your revised disclosure should both quantify material changes in your cash receipts and cash disbursements, and discuss the underlying factors that resulted in such changes.  Please revise your disclosure accordingly, or advise.  In addition, provide your proposed expanded disclosure as part of your response.  For further guidance, refer to Section IV.B of our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available at our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

We acknowledge the Staff’s comment and confirm that we will include in future MD&A disclosures an analysis of significant changes in cash flow from operating activities that places greater emphasis on significant changes in actual cash receipts and cash disbursements.  We incorporated the foregoing changes into our Form 10-Q for the quarterly period ended March 31, 2010 which was filed on April 23, 2010.

As we prepared our MD&A disclosure and analysis of operating cash flows for the six months ended March 31, 2010 in comparison to the same period of 2009, we considered the significant elements of operating cash flows.  The most significant factors causing the increase in our operating cash flows in this time period were a reduction in cash disbursements for employee incentive compensation payments and higher cash receipts from customers in connection with long-term contracts and other sales arrangements.  We considered the Staff’s comments and also evaluated the impact of cash disbursements for inventory, including pre-production engineering and life-time buys, but these items did not significantly impact our comparative year-over-year analysis of operating cash flows during the subject period.  To the extent that factors such as these have a significant impact on our operating cash flows in future periods, we will incorporate a discussion of such factors in our MD&A disclosure and analysis of operating cash flows.

For your convenience, Appendix D to this response includes an excerpt from page 33 of our recently filed Form 10-Q that illustrates these changes.

Schedule 14A filed December 23, 2009

Certain Transactions and Other Relationships, page 8

8.    We note your disclosure regarding the employment of the spouses of two executives, each receiving in excess of $120,000 in total employee compensation. In future filings please disclose the names of the related persons pursuant to Item 404(a)(l) of Regulation S-K.
Response:

We acknowledge the Staff’s comment and confirm that we will disclose the names of the related persons in our future Schedule 14A filings.

Compensation Discussion and Analysis, page 13

9.           You state on page 16 that "The general industry peer group data is the primary source of market data."  You state on page 21 that target awards for 2009 were "set around the median of the competitive data for each position" and on page 22 that you increased 2009 long-term incentive target awards in dollars for named executive officers ''to align them with the median of the competitive market data for the general industry peer group." You do not identify the companies in the general industry peer group. In future filings please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and confirm that in our future Schedule 14A filings we will identify the companies that are used to benchmark compensation for our named executive officers and we will also disclose the degree to which the compensation committee considers such companies comparable to Rockwell Collins.

*****

If you require additional information, please contact Marsha Schulte, Vice President, Finance and Controller, at (319) 295-7102.  You may also contact me at (319) 295-7210.

Sincerely,

/s/ Patrick E. Allen
Patrick E. Allen
Senior Vice President and Chief Financial Officer
Rockwell Collins, Inc.

Appendix A

Segment Sales Example from page 25 of our March 31, 2010 Form 10-Q

The following table presents Commercial Systems sales by product category and type of product or service:

	Three Months Ended
	March 31
(dollars in millions)	2010		2009
Air transport aviation electronics:
Original equipment	$113		$102
Aftermarket	127		140
Wide-body in-flight entertainment products	11		17
Total air transport aviation electronics	251		259
Business and regional aviation electronics:
Original equipment	120		193
Aftermarket	78		73
Total business and regional aviation electronics	198		266
Total	$449		$525
Percent (decrease)	(14	) %

Total air transport aviation electronics sales decreased $8 million, or 3 percent, for the three months ended March 31, 2010 compared to the same period in the prior year due to the following:

•
Air transport original equipment manufacturer (OEM) revenues increased $11 million, or 11 percent, due primarily to higher sales of airline selectable equipment and slightly higher shipset delivery rates to Boeing.

•
Air transport aftermarket sales decreased $13 million, or 9 percent, due to an $11 million reduction in aftermarket hardware sales and a $2 million reduction in service revenue. The service revenue decrease was primarily related to lower wide-body in-flight entertainment (IFE) services.

•
Wide-body in-flight entertainment products (Wide-body IFE) decreased $6 million, or 35 percent. Wide-body IFE relates to sales of twin-aisle IFE products and systems to customers in the air transport aviation electronics market. In September 2005 we announced our strategic decision to shift research and development resources away from traditional IFE systems for next generation wide-body aircraft.

Business and regional aviation electronics sales decreased $68 million, or 26 percent, for the three months ended March 31, 2010 compared to the same period in the prior year due to the following:

•	Business jet OEM sales decreased $65 million, or 41 percent, primarily due to depressed business jet OEM production rates.

•	Regional jet OEM sales decreased $8 million, or 22 percent, primarily due to depressed regional jet OEM production rates.

•	Organic aftermarket sales decreased $4 million as an $8 million reduction in aftermarket hardware sales was only partially offset by a $4 million increase in service sales.

•	Incremental revenue from the Air Routing acquisition contributed $9 million to business and regional aviation electronics aftermarket sales.

Appendix B

R&D Example from page 23 of our March 31, 2010 Form 10-Q

R&D expense is included as a component of cost of sales and is summarized as follows:

	Three Months Ended
	March 31
(dollars in millions)	2010	2009
Customer-funded	$133	$135
Company-funded	87	87
Total	$220	$222
Percent of total sales	19.3%	19.5%

R&D expense consists primarily of payroll-related expenses of employees engaged in R&D activities, engineering related product materials and equipment and subcontracting costs.

R&D expense for the three months ended March 31, 2010 decreased slightly from the same period last year due to a decrease in customer-funded R&D expense. Company-funded R&D was flat during the three months ended March 31, 2010 compared to the same period last year as a $7 million decrease in company-funded R&D expense within Commercial Systems was offset by increased company-funded R&D expense within Government Systems. The lower company-funded R&D expense within Commercial Systems was primarily due to reduced spending as certain projects near completion and the timing of other efforts are delayed as we continue to manage our cost structure and adjust to market demands. The higher company-funded R&D expense within Government Systems was primarily related to the DataPath acquisition and increased spending on other recently awarded and anticipated programs.

Appendix C

Segment Operating Earnings Example from page 26 of our March 31, 2010 Form 10-Q

Commercial Systems Segment Operating Earnings

	Three Months Ended
	March 31
(dollars in millions)	2010	2009
Segment operating earnings	$69	$110
Percent of sales	15.4%	21.0%

Commercial Systems operating earnings decreased 37 percent to $69 million, or 15.4 percent of sales, for the three months ended March 31, 2010 compared to operating earnings of $110 million, or 21.0 percent, for the three months ended March 31, 2009. The $41 million decrease in Commercial Systems operating earnings was primarily due to the following:

•	A $40 million decrease attributable to the lower earnings from reduced sales volume as discussed in the Commercial Systems Sales section above.

•
A $10 million reduction in operating earnings attributable to the combined impact of higher employee incentive compensation costs and an increase in defined benefit pension expenses. See the Cost of Sales section and Retirement Plans section for further discussion of the higher employee incentive compensation and pension expense, respectively.

•	A $7 million increase in operating earnings due to lower company-funded R&D expense, as explained in the Cost of Sales section above.

Appendix D

Operating Cash Flow MD&A Example from page 33 of our March 31, 2010 Form 10-Q

Cash Flow Summary

Operating Activities

	Six Months Ended
	March 31
(in millions)	2010	2009
Cash provided by operating activities	$280	$137

The increase in cash provided by operating activities during the six months ended March 31, 2010 compared to the same period last year was primarily due to the following:

•
Payments for incentive pay decreased $113 million in 2010 compared to 2009. Incentive pay is expensed in the year it is incurred and paid in the first fiscal quarter of the following year. For the full fiscal year 2009, no incentive pay costs were incurred; accordingly, there was no 2010 payment for incentive pay.

•
Cash receipts from customers increased $37 million for the first six months of 2010 compared to the same period in 2009.  Strong working capital management of receivables and customer advances resulted in a $64 million increase of customer cash receipts in 2010 compared to 2009 partially offset by $27 million of lower sales volume.